UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TheStreet, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

88368Q103

(CUSIP Number)

Ernest C. Mysogland

Spear Point Capital Management LLC

400 Poydras Street, Suite 2100

New Orleans, LA 70130

(203) 221-2641

FiveT Capital AG

Allmendstrasse 140

8041 Zurich, Switzerland

+41 43 3222510

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,740,384

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,740,384

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,384

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.94%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Capital Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 572,582

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 572,582

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 572,582

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.63%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Condor LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,167,802

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,167,802

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,167,802

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.31%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Capital Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,740,384

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,740,384

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,384

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.94%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88368Q103

1.	Names of Reporting Persons Rodney A. Bienvenu, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,740,384

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,740,384

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,384

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.94%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Trevor L. Colhoun

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,740,384

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,740,384

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,384

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.94%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Ernest C. Mysogland

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,740,384

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,740,384

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,384

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.94%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88368Q103

1.	Names of Reporting Persons FiveMore Special Situations Fund Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,200,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,200,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.40%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88368Q103

1.	Names of Reporting Persons FiveT Investment Management Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 500,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 500,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.42%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88368Q103

1.	Names of Reporting Persons FiveT Capital AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,700,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,700,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,700,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.83%

14.	Type of Reporting Person (See Instructions) IA

Item 1.                                 Security and Issuer

This statement relates to the common stock, par value $.01 per share (the “Common Stock”), of TheStreet, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 14 Wall Street, 15th Floor, New York, NY, 10005.

The Reporting Persons filed a Schedule 13D relating to the Common Stock of the Issuer with the U.S. Securities and Exchange Commission on March 8, 2016 (the “Initial Schedule 13D”). The Initial Schedule 13D is hereby amended by this Amendment No. 1 (this “Amendment”) which is being filed by the Reporting Persons to furnish additional information as set forth herein. All information set forth in the Initial Schedule 13D, as amended hereby, is incorporated by reference. All capitalized terms not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 4.                                 Purpose of Transaction

Item 4 is hereby amended to add the following:

On March 10, 2016 Reporting Persons Spear Point Capital Fund LP, Spear Point Condor LP, FiveMore Special Situations Fund Ltd, and FiveT Investment Management Ltd sent notice to the Issuer of their nominations of Mr. Johannes M. Roth and Mr. Alexius John Benedict Fenwick (the “Nominees”) for election to the Issuer’s Board of Directors at the Annual Meeting (the “Nomination Notice”).  A copy of the Nomination Notice is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

Item 5.                                 Interest in Securities of the Issuer

(a) and (b)

Item 5(a) and (b) is hereby amended to restate the Reporting Persons’ ownership percentages as determined by the number of shares of Common Stock outstanding as of March 3, 2016, as reported by the Issuer:

As of the date hereof, the Reporting Persons beneficially own an aggregate of 3,440,384 shares of Common Stock, representing 9.77% of the outstanding shares of Common Stock.  Such percentages were determined based on a total of 35,229,620 shares of Common Stock outstanding as of March 3, 2016, as reported by the Issuer on its most recent Annual Report on Form 10-K filed March 9, 2016.

Spear Point Capital Fund LP beneficially owns, and has voting power and disposition power over, 572,582 shares of Common Stock, representing an aggregate of 1.63% of the outstanding shares of Common Stock.  Spear Point Condor LP beneficially owns, and has voting power and disposition power over, 1,167,802 shares of Common Stock, representing an aggregate of 3.31% of the outstanding shares of Common Stock.  Neither Spear Point Capital Fund LP nor Spear Point Condor LP has any beneficial ownership of any shares of Common Stock owned by any other Reporting Person.

None of Spear Point Capital Management LLC, Spear Point Capital Partners LLC, or Messrs. Bienvenu, Colhoun and Mysogland own any shares of Common Stock of the Issuer directly.  By virtue of the relationships described under Item 2 of this Schedule 13D, Spear Point Capital Management LLC may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate of 1,740,384 shares of Common Stock beneficially owned by Spear Point Capital Fund LP and Spear Point Condor LP, representing an aggregate of 4.94% of the outstanding shares of Common Stock.  As general partner of Spear Point Capital Fund LP and Spear Point Condor LP, Spear Point Capital Partners LLC has voting and disposition power over, and therefore, beneficial ownership of, the aggregate of 1,740,384  shares of Common Stock beneficially owned by Spear Point Capital Fund LP and Spear Point Condor LP, representing an aggregate of 4.94% of the outstanding shares of Common Stock.  By virtue of the relationships described under Item 2 of this Schedule 13D, each of Messrs. Bienvenu, Colhoun and Mysogland may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate 1,740,384 shares of Common Stock beneficially owned by the other Spear Point Reporting Persons, representing an aggregate of 4.94% of the outstanding shares of Common Stock.

FiveMore Special Situations Fund Ltd beneficially owns, and has voting power and disposition power over 1,200,0000 shares of Common Stock, representing an aggregate of 3.40% of the outstanding shares of Common Stock.  FiveT Investment Management Ltd beneficially owns, and has voting power and disposition power over 500,0000 shares of Common Stock, representing an aggregate of 1.42% of the outstanding shares of Common Stock.  By virtue of the relationships described under Item 2 of this Schedule 13D, FiveT Capital AG may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate of 1,700,000 shares of Common Stock beneficially owned by FiveMore Special Situations Fund Ltd and FiveT Investment Management Ltd, representing 4.83% of the outstanding shares of Common Stock.

To the best knowledge of the Reporting Persons, none of the persons or entities listed in Item 2 beneficially owns any other shares of the Issuer.  Each of the Reporting Persons disclaims beneficial ownership of shares covered by this Schedule 13D other than shares directly owned by such Reporting Person.  Pursuant to Rule 13d-4 of the Exchange Act, each of the Reporting Persons expressly declares that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, (i) the beneficial owner of any shares held by any other person, or (ii) the beneficial owner of any shares held or beneficially owned by any member of the Group other than such Reporting Person.  The filing of this Schedule 13D by each of the Reporting Persons shall not be considered an admission that such Reporting Person, for the purposes of Section 13(d) of the Exchange Act, is the beneficial owner of any shares in which such Reporting Person does not have a pecuniary interest.  Each of the Reporting Persons disclaims beneficial ownership of shares solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

In connection with the nominations made by the Reporting Persons, such Reporting Persons entered into a letter agreement (the “Nomination Agreement”) with each of the Nominees on March 10, 2016.  A copy of the Nomination Agreement entered into with Mr. Roth is attached hereto as Exhibit 99.8 and is incorporated herein by reference. A copy of the Nomination Agreement entered into with Mr. Fenwick is attached hereto as Exhibit 99.9 and is incorporated herein by reference.

Item 7.                                 Material to be Filed as Exhibits

Item 7 is hereby amended to add the following:

The following are filed herewith as exhibits to this statement:

Exhibit 99.7	Nomination Notice dated March 10, 2016

Exhibit 99.8	Nomination Agreement, dated March 10, 2016 by and among the certain Reporting Persons and Johannes Roth.

Exhibit 99.9	Nomination Agreement, dated March 10, 2016 by and among the certain Reporting Persons and Alexius Fenwick.

In addition, Power of Attorney filed as Exhibit 24.1 to the Initial Schedule 13D is incorporated by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 11, 2016

SPEAR POINT CAPITAL MANAGEMENT LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
Title:	Managing Member

SPEAR POINT CAPITAL PARTNERS LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
Title:	Managing Member

SPEAR POINT CAPITAL FUND LP
By:	Spear Point Capital Partners LLC
Its:	General Partner

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
Title:	Managing Member

SPEAR POINT CONDOR LP
By:	Spear Point Capital Partners LLC
Its:	General Partner

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
Title:	Managing Member

/s/ Rodney A. Bienvenu, Jr.
Rodney A. Bienvenu, Jr.

/s/ Trevor L. Colhoun
Trevor L. Colhoun

/s/ Ernest C. Mysogland
Ernest C. Mysogland

FIVE MORE SPECIAL SITUATIONS FUND LTD

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
by power of attorney

FIVET INVESTMENT MANAGEMENT LTD

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
by power of attorney

FiveT Capital AG

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
by power of attorney

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).